Exhibit 99.5

Consent of Independent Registered Public Accounting Firm

The Board of Directors of TC Energy Corporation

We consent to the use of:

•

our report dated February 15, 2024 on the consolidated financial statements of TC Energy Corporation (“TC Energy”) which comprise the consolidated balance sheets as of December 31, 2023 and 2022, the related consolidated statements of income, comprehensive income, cash flows, and equity for each of the years in the three-year period ended December 31, 2023, and the related notes; and

•	our report dated February 15, 2024 on the effectiveness of TC Energy’s internal control over financial reporting as of December 31, 2023 each of which is included in the Annual Report on Form 40-F of TC Energy for the fiscal year ended December 31, 2023 and included in the registration statement on Form 40-F of South Bow Corporation dated April 16, 2024.

We also consent to the use of:

•

our report dated April 10, 2024 on the combined carve-out financial statements for the Liquids Pipelines Business of TC Energy which comprise the combined carve-out balance sheets as of December 31, 2023 and 2022, the related combined carve-out statements of income, comprehensive income, cash flows and changes in parent’s net investment for each of the years in the three-year period ended December 31, 2023, and the related notes which is included in the Notice of Meeting and Management Information Circular of TC Energy dated April 10, 2024 and included in the registration statement on Form 40-F of South Bow Corporation dated April 16, 2024.

/s/ KPMG LLP

Chartered Professional Accountants

Calgary, Canada

April 16, 2024